Exhibit (d)(4)

EXPENSE LIMITATION AGREEMENT

February 17, 2026

Ashmore Funds

61 Aldwych

London WC2B 4AE

England

Ladies and Gentlemen:

This will confirm the agreement between Ashmore Funds (the “Trust”) and Ashmore Investment Advisors Limited (the “Manager”) as follows:

1. The Trust is an open-end management investment company which has multiple separate series. This Agreement shall cover each series listed on Schedule A (each such series covered by this Agreement, a “Covered Fund”), which Schedule A may be amended or supplemented from time to time, including to add or remove Covered Funds.

2. Pursuant to an Investment Management Agreement between the Trust and the Manager, in respect of the Covered Funds, dated as of November 17, 2010 (as amended and from time to time in effect, the “Management Agreement”), the Trust has retained the Manager to provide the Trust and each Covered Fund with investment management services.

3. With respect to each Covered Fund, the Manager hereby agrees to waive its compensation (if any is provided for) with respect to such Covered Fund under the Management Agreement and, to the extent necessary, to bear other expenses of or make payments to the Covered Fund to the extent that, for any calendar month, “Specified Expenses” (as defined below) of the Covered Fund would exceed the Covered Fund’s Total Expense Cap as listed on Schedule A.

(a) “Specified Expenses” means the actual gross direct operating expenses of the Covered Fund, including organizational expenses and legal expenses of the Independent Trustees (as defined in the Statement of Additional Information for the Trust), other than interest expense, costs of borrowing and other types of leverage, taxes, extraordinary expenses, custodial credits, transfer agency credits, broker commissions and other transaction costs, dividend / short-sale related expenses, expense offset arrangements and Underlying Fund Expenses (expressed as a percentage of average daily net assets).

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(b) “Underlying Fund Expenses” means any fees and expenses incurred by a Covered Fund as a result of investment by the Fund in shares of one or more “investment companies” (within the meaning of the 1940 Act (defined below)) or entities that would be “investment companies” but for the exceptions from that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act.

4. This Agreement and the obligations hereunder shall become effective with respect to a Covered Fund as of the Commencement Date for that Covered Fund set forth on Schedule A and shall continue in effect, unless sooner terminated by the Trust, for so long as the Manager serves as investment adviser to the Covered Fund pursuant to the Management Agreement. This Agreement may only be terminated by the Trust with respect to a Covered Fund, subject to approval by the Board of Trustees of the Trust, upon ninety (90) days’ prior written notice to the Manager at its principal place of business. This Agreement supersedes all prior agreements, written or oral, between the parties with respect to the subject matter herein.

5. Nothing herein contained shall be deemed to require the Trust or the Covered Funds to take any action contrary to the Trust’s Amended and Restated Agreement and Declaration of Trust, as amended or supplemented from time to time (the “Declaration of Trust”) or Amended and Restated Bylaws, as amended or supplemented from time to time (the “Bylaws”), or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or that relieves or deprives the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Covered Funds.

6. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the Investment Company Act of 1940, as amended and the rules and regulations thereunder (the “1940 Act”), shall have the same meaning as and be resolved by reference to the Management Agreement and the 1940 Act, as applicable.

7. This Agreement shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts.

8. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

9. A copy of the Trust’s Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of each Covered Fund.

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If the foregoing correctly sets forth the agreement between the Trust and the Manager, please so indicate by signing and returning to the Manager the enclosed copy hereof.

Very truly yours,

ASHMORE INVESTMENT ADVISORS LIMITED

By:
Name:	Paul Ng
Title:	Authorized Signatory

ASHMORE FUNDS

By:
Name:	Matthew Butryman
Title:	Authorized Signatory

NTAC:3NS-20

Schedule A to

Expense Limitation Agreement

February 17, 2026

Covered Funds

Covered Fund	Total Expense Cap (as a percentage of average daily net assets)	Commencement Date*
Ashmore Emerging Markets Equity SMA Completion Fund[1]	0.00%	February 17, 2026

[1]	Previously Ashmore Emerging Markets Small-Cap Equity Fund. Prior to February 17, 2026, the expense limit was 1.27% for Institutional Class, 1.52% for Class A and 2.27% for Class C.

NTAC:3NS-20